Exhibit 99.1

Clarification of CNinsure’s Announcement to Issue New Shares to Employees

GUANGZHOU, China, November 27, 2014 (GLOBE NEWSWIRE) -- CNinsure Inc. (“CNinsure” or the “Company”) (NASDAQ: CISG), a leading independent insurance intermediary company in China, today announced that it has entered into share purchase agreements with companies established on behalf of the employees of the Company (the “Employee Companies”) for the issuance of up to 100,000,000 ordinary shares of the Company, representing approximately 10% of the Company’s current total outstanding share capital, for a purchase price of $0.27 per ordinary share or $5.4 per ADS, which is the average closing price for the 20 trading days prior to the board approval on November 27, 2014. The shares purchased by the Employee Companies are subject to a 6-month lock-up. Completion of the share issuance to the Employee Companies is subject to customary closing conditions. The Company expects to use the proceeds from the share issuance for working capital and general corporate purposes.

Mr. Chunlin Wang, the chief executive officer of CNinsure commented, “Our plan is to constructively align our employees’ interest with that of CNinsure by providing our employees with the opportunity to invest their personal funds in the Company. The share issuance will reflect our employees’ confidence in the Company’s overall business strategies and prospects.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

For more information, please contact:

Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2731
Email: qiusr@cninsure.net